SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                           FORM N-8A

            AMENDMENT TO NOTIFICATION OF REGISTRATION

               FILED PURSUANT TO SECTION 8(a) OF THE
                  INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on April 21, 1993 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:     The Massachusetts Health & Education Tax-Exempt Trust

Address of Principal Business Office:
          24 Federal Street
          Boston, Massachusetts 02110

Telephone Number: (617) 482-8260

Name and address of agent for service of process:
          Eaton Vance Management, as Administrator
          Eric G. Woodbury
          24 Federal Street
          Boston, Massachusetts 02110

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section
8(b) of the Investment Company of 1940 concurrently with the
filing of this amended Form N-8A:  YES [   ]  NO [X]

Item 1.        Name of Registrant: The Massachusetts Health &
               Education Tax-Exempt Trust.

Item 2.        State and Date of Organization: Massachusetts;
               April 20, 1993.

Item 3.        Form of Organization: Trust.

Item 4.        Classification of Registrant: Management Company.

Item 5(a).     Registrant is a closed-end company.

Item 5(b).     Registrant is a non-diversified company.

Item 6.        Investment Adviser of Registrant:  Eaton Vance
               Management, 24 Federal Street, Boston, MA  02110.

Item 7.        Board of Trustees of Registrant:
                    James F. Carlin (1)
                    Thomas H. Green (2)
                    Walter B. Prince (3)
                    Edward M. Murphy (4)
                    James F. Storey (5)

               Officers of Registrant:
                    Chairman: Walter B. Prince (3)
                    President: Thomas J. Fetter*
                    Vice President: Robert B. MacIntosh*
                    Secretary: Eric G. Woodbury*
                    Treasurer: James L. O'Connor*
                    Assistant Secretary/
                       Assistant Treasurer: Douglas C. Miller*

The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Carlin Consolidated, Inc., 233 West Central St., Natick, MA 01760; (2) Attorney General's Office, One Ashburton Place, Boston, MA 02108; (3) Peckham, Lobel, Casey, Prince & Tye, 585 Commercial St, Boston, MA 02109; (4) Tucker Anthony, Inc., One Beacon St., Boston, MA 02110; (5) Dechert Price & Rhoads, Ten Post Office Square South, Boston, MA 02109; *24 Federal Street, Boston, MA 02110.

Item 8.        Not Applicable.

Item 9(a). No; Registrant is not currently issuing and offering its securities directly to the public.

Item 9(b).     Not Applicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).     Yes.  Prior offerings are completed.

Item 9(e). As of January 15, 1996, there were approximately 2,307,763 Common Shares and 200 Auction Preferred Shares outstanding. No shareholder held more than 10% of the Registrant's outstanding securities.

Item 10.       Current Value of Registrant's Total Assets:
               $40,298,530.

Item 11.       No.

Item 12. Reference is made to the Unaudited Financial Statements dated June 30, 1995 filed with the Commission pursuant to Section 30(b)(2) (prior to the Registrant's filing on EDGAR), which is incorporated herein by reference.


                            SIGNATURE


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Amendment to Notification of Registration to be duly signed on its behalf in the City of Boston, Commonwealth of Massachusetts on the 19th day of January, 1996.


THE MASSACHUSETTS HEALTH & EDUCATION TAX-EXEMPT TRUST



By   /s/ Thomas J. Fetter
     Thomas J. Fetter
     President







Attest:   /s/ Eric G. Woodbury
          Eric G. Woodbury
          Secretary